EXHIBIT 99.1

July 22, 2013

Immediate Report – Supreme Court decision to dismiss a petition to the High Court of Justice, which was filed against the National Labor Court and Bezeq.

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On July 22, 2013, the Israeli Supreme Court, as the High Court of Justice, dismissed a petition filed against the National Labor Court and Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”). The appeal was filed with respect to a National Labor Court’s decision to affirm a verdict rejecting a claim filed by approximately 2,500 retired employees, which were reassigned to the Company from the Ministry of Communications when the Company was established.

The main claim by the plaintiffs in the underlying case was to include the premium component in the hourly value for the purpose of calculating compensation for overtime and vacation days.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.